UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

March 3, 2005

For Immediate Release

NEWS RELEASE

GREAT PANTHER COMMENCES FIELDWORK AT VIRIMOA GOLD PROJECT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; "the Company") is pleased to announce that fieldwork has commenced on the Virimoa Gold Property located in the Topia Mining District of Durango, Mexico.

A zone of intense iron oxide alteration is exposed for more than 350 metres on the property and mineralization consists of a stockwork of massive pyrite +/- sphalerite +/- arsenopyrite veinlets. Individual veinlets can exceed several tens of centimeters and are typically closely spaced, an important feature for continuity of grade. Disseminated pyrite is common between the veinlets. Significantly, the major structural trend of the veinlets is roughly perpendicular to the exposure, such that the 350 metres observed could represent the width of the zone rather than the length.

Continuous surface chip sampling by previous workers over 250 metres of this zone returned a weighted average of 1.08 g/t gold, 20.5 g/t silver and 1.66% zinc, including a higher grade section of 3.38 g/t Au, 26.2 g/t Ag and 4.93% Zn over 16 metres. Intermittent sampling in the remaining 100 metres of exposure indicated the presence of similar mineralization.

Great Panther's initial exploration will begin in this exposure with more detailed and more extensive channel sampling and mapping. This work will attempt to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets will be generated for a diamond drilling program, the first ever, to commence in April, immediately following the completion of the drilling at the Company's San Antonio Project. An induced polarization (IP) geophysical program is also being contemplated for later in the summer in order to follow the mineralized zone under areas covered by overburden.

Geologically, the Virimoa Property is well-situated in the heart of the Sierra Madre Mineral Belt close to several significant gold deposits. Logistical support is available at the nearby Topia Silver-Lead-Zinc Mine, which Great Panther is currently placing back into production. The Company considers the Virimoa property to have excellent potential to host a large bulk tonnage gold deposit.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, P.Geo.

President & CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: March 3, 2005